UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506

(CUSIP Number)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

Copy to:

Donald R. Reynolds, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 29, 2008

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Blackbaud, Inc. 11-2617163
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power 8,718,483
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,718,483
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,718,483
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row 11 21.73%
(14)	Type of Reporting Person CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kintera, Inc., a Delaware corporation (“Kintera”). The principal executive office of Kintera is located at 9605 Scranton Road, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background

(a), (b), (c) and (f). This Statement is being filed by Blackbaud, Inc., a Delaware corporation (“Blackbaud”). Blackbaud is a provider of software and services that enable nonprofit organizations to increase donations, reduce fundraising costs, manage complex finances for nonprofit organizations and governments, and build awareness and affinity for an organization’s cause by bringing their employees, volunteers and donors together in online, interactive communities.

The address of the principal executive and business office of Blackbaud is 2000 Daniel Island Drive, Charleston, South Carolina 29492.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Blackbaud are set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o Blackbaud, Inc., 2000 Daniel Island Drive, Charleston, South Carolina 29492. All directors and executive officers of Blackbaud are citizens of the United States.

(d) and (e). During the last five years, neither Blackbaud nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Blackbaud may be deemed to have acquired ownership of 8,718,483 shares of Common Stock pursuant to the Support Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder.

Blackbaud did not expend any funds in connection with the execution of the Support Agreement. The Support Agreement is described in more detail in Item 4 below.

Item 4.	Purpose of Transaction

Merger Agreement

On May 29, 2008, Blackbaud, Eucalyptus Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Blackbaud (“Eucalyptus”), and Kintera entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Eucalyptus will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $1.12 per share, net to the seller in cash (the “Per Share Amount”), and (ii) following the consummation of the Offer, Eucalyptus will be merged with and into Kintera (the “Merger”), with Kintera as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock will be converted into the right to receive an amount in cash equal to the Per Share Amount, without interest.

The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Tender and Support Agreement

On May 29, 2008, as an essential condition and inducement to the willingness of Blackbaud and Eucalyptus to enter into the Merger Agreement, Blackbaud entered into a Tender and Support Agreement (the “Support Agreement”) with Kintera’s directors, executive officers and certain other stockholders (collectively, the “Stockholders”).

Pursuant to the Support Agreement, each Stockholder has agreed, among other things, to tender all shares of Common Stock beneficially owned by such Stockholder, together with any other shares of capital stock of Kintera acquired by such Stockholder during the term of the Support Agreement, whether beneficially or of record (collectively, the “Owned Shares”).

Each Stockholder has also agreed, until the termination of the Support Agreement, at any meeting of stockholders of Kintera or any adjournment or postponement or written consent in lieu thereof, to vote the Owned Shares as follows: (a) in favor of the adoption of the Merger Agreement; (b) against all of the following actions: any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, directly or indirectly (i) a merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving Kintera; (ii) the acquisition by any person in any manner of a number of shares of any class of equity securities of Kintera or any Kintera subsidiary equal to or greater than 15% of the number of such shares outstanding before such acquisition; or (iii) the acquisition by any person in any manner, directly or indirectly, of assets that constitute 15% or more of the net revenues, net income or assets of Kintera, excluding the Offer and Merger; and (c) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

Each Stockholder also has granted to Blackbaud (or any nominee of Blackbaud) an irrevocable proxy and power of attorney with respect to the voting of the Owned Shares in connection with the Merger Agreement and certain related matters.

In addition, each Stockholder has agreed, until the termination of the Support Agreement, not to exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporate Law) to demand appraisal of any Owned Shares in connection with the Merger. Each Stockholder has also agreed, until the termination of the Support Agreement, not to, other than as may be required by a court order, (a) assign or otherwise dispose of (including, without limitation, by gift, merger consolidation or reorganization), or enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares, or (b) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares.

The Support Agreement terminates upon the earlier to occur of (a) September 15, 2008; (b) the amendment of the Merger Agreement (including but not limited to the conditions and other terms of the Offer) to provide that the consideration for the purchase of the Stockholders’ Owned Shares will be less than $1.12 per share or will not be paid in cash; (c) any other modification or amendment of the Merger Agreement (including but not limited to the conditions and other terms of the Offer) in a manner that is adverse to the interests of the Stockholders or any of them under the Merger Agreement (including but not limited to not only their interests as stockholders, but also their interests in the Merger Agreement as officers and directors to the extent any of them are serving or have served in such capacities), without regard to the limitation on third-party beneficiary rights in the Merger Agreement; or (d) termination of the Merger Agreement.

The description of the Support Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Form of Support Agreement which is filed as Exhibit 4.2 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a). As a result of the Support Agreement, Blackbaud may be deemed to have the power to vote 8,718,483 shares of Common Stock held by the Stockholders in connection with the Merger Agreement and certain related matters. Accordingly, Blackbaud may be deemed to be the beneficial owner of 8,718,483 shares of Common Stock in the aggregate, representing approximately 21.73% of the total outstanding shares of Common Stock as of May 23, 2008.

The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at May 23, 2008, as represented by Kintera in Section 4.2(a) of the Merger Agreement, (ii) the number of shares of Common Stock beneficially owned by the Stockholders as represented and warranted by the Stockholders in the Support Agreement. To Blackbaud’s knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of Kintera.

Except as otherwise expressly provided in the Support Agreement, Blackbaud is not entitled to any rights as a stockholder of Kintera as to any shares of Common Stock subject to the Support Agreement. This Statement shall not be construed as an admission by Blackbaud that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock subject to the Support Agreement.

(b). Pursuant to the Support Agreement, Blackbaud may be deemed to have sole power to vote or to direct the vote of 8,718,483 shares of Common Stock.

The following information contained in this Item 5(b) with respect to the Stockholders consists of information contained in the representations and warranties of the Stockholders contained in the Support Agreement. While Blackbaud has no reason to believe that such information was not reliable as of its date, Blackbaud accepts responsibility only for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Blackbaud makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by the Stockholders, as applicable, that may effect the accuracy or completeness of such information.

(c). Except for the Merger Agreement and the Support Agreement described in Item 4 above, no transactions involving the Common Stock were effected during the past 60 days by Blackbaud or, to the knowledge of Blackbaud, any of the other persons named in Item 2 above.

(d). To Blackbaud’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Blackbaud.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to be Filed as Exhibits

Exhibit 4.1	Agreement and Plan of Merger, dated as of May 29, 2008, among Blackbaud, Inc., Eucalyptus Acquisition Corporation, and Kintera, Inc. (incorporated herein by reference to Exhibit 2.3 to the Report on Form 8-K filed by Blackbaud, Inc. on May 30, 2008)

Exhibit 4.2	Form of Tender and Support Agreement, dated as of May 29, 2008, by and between Blackbaud, Inc. and certain stockholders of Kintera, Inc. (incorporated herein by reference to Exhibit 10.31 to the Report on Form 8-K filed by Blackbaud, Inc. on May 30, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 2, 2008

/s/ Timothy V. Williams
Timothy V. Williams,
Senior Vice President and Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BLACKBAUD, INC.

Directors:

Name	Current Principal Occupation or Employment

Marc E. Chardon	President and Chief Executive Officer of Blackbaud, Inc.
Marco W. Hellman	Chairman of Board of Directors of Blackbaud, Inc.
Timothy Chou	Co-Founder of Openwater Networks
George H. Ellis	Chief Financial Officer of Global 360, Inc.
Andrew M. Leitch	Formerly with Deloitte & Touche LLP
John P. McConnell	Formerly President and Chief Executive Officer of A4 Health Systems, Inc.
Carolyn Miles	Executive Vice President and Chief Operating Officer of Save the Children

Executive Officers:

Name	Current Position at Blackbaud, Inc.

Marc E. Chardon	President and Chief Executive Officer
Timothy V. Williams	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Louis J. Attanasi	Senior Vice President of Products
Charles T. Cumbaa	Senior Vice President of Products and Services
Lee W. Gartley	Senior Vice President, President of Target Division
Charles L. Longfield	Chief Scientist
John J. Mistretta	Senior Vice President of Human Resources
Heidi H. Strenck	Senior Vice President, Controller, Assistant Treasurer and Assistant Secretary
Gerard J. Zink	Senior Vice President of Customer Support